UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the period of May 17, 2011 to July 11, 2011

Commission File Number 0-30306

Platinum Group Metals Ltd.
(Translation of registrant's name into English)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	[ ]	Form 40-F	[ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [           ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on July 11, 2011.

Platinum Group Metals Ltd.

Date: July 11, 2011	By: /s/ R. Michael Jones R. Michael Jones Director & CEO

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated July 5, 2011
99.2	News Release dated July 11, 2011
99.3	Material Change Report dated July 11, 2011